NEWS RELEASE

January 17, 2008

Trading Symbol: AMM –TSX, AAU- AMEX

www.almadenminerals.com

ALMADEN intersects 3.16 m of 45.2 g/t at the Elk Project, B.C.

During 2007 Almaden Minerals Ltd. (“Almaden”) carried out a diamond drill program on its wholly owned Elk Gold Deposit. The program consisted of 2,469 meters of drilling in 9 holes (SND07504 to SND07512). Hole SND07506 intersected 1.06 meters grading 131 grams per tonne gold (3.82 ounces per ton) within an interval of 3.16 meters (from 191.00 to 194.16 meters) grading 45.2 grams per tonne gold (1.32 ounces per ton). Highlights of the 2007 program are tabularised below.

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Gold (opt)
SND07504	36.27	36.63	0.36	2.80	0.08
SND07505	151.65	152.23	0.58	14.60	0.43
SND07506	191.00	194.16	3.16	45.20	1.32
Including	192.10	193.16	1.06	131.00	3.82
SND0707	207.60	207.98	0.38	3.80	0.11
SND0708	157.16	159.66	2.50	10.30	0.30
Including	158.01	158.66	0.65	39.30	1.15
SND0708	399.51	402.01	2.50	26.20	0.76
Including	400.40	401.12	0.72	90.00	2.63
SND07509	31.70	31.98	0.28	30.30	0.88
SND07509	42.66	42.88	0.22	28.10	0.82
SND07509	212.29	214.40	2.11	22.50	0.66
SND07509	219.69	220.76	1.07	8.40	0.25
SND07510	218.95	219.36	0.41	38.60	1.13
SND07511	143.28	143.57	0.29	15.10	0.44
SND07511	178.70	179.22	0.52	27.70	0.81
SND07512	52.84	53.14	0.30	9.42	0.27

 Note:

m signifies meters; g/t signifies grams per tonne, opt ounces per ton.

 True widths are not known at this time

The Elk Gold deposit is located two kilometres south of Highway 97C and 45 kilometres southeast of Merritt in the Okanagan area of Southern British Columbia. The property is known for its very high gold grades and in the 1990’s, 51,750 ounces of gold were produced from 18,400 tons of quartz vein ore extracted from open pit and underground operations.

J. D. Poliquin, Chairman of Almaden stated: “The Elk gold deposit represents a growing gold resource that can add significant value to our company apart from that created through our generative exploration efforts, particularly in light of the recent increase in gold’s valuation with respect to fiat currencies. Almaden’s management is excited about the project and will continue to move it towards production.”

The qualified person and supervisor for the 2007 exploration drill program is Mr. Jim Hylands, Ph.D., P. Eng., an independent consultant. Mr. Hylands has reviewed the contents of this news release.  Samples were analyzed at G & T Metallurgical Services Ltd., of Kamloops, B.C. and Acme Analytical Laboratories using industry standard fire assay and ICP techniques. G & T Metallurgical Services Ltd. is an ISO 17025:2000 accredited laboratory.  Blanks and standards were inserted into the sample stream as part of Almaden’s ongoing quality control program at the Elk Deposit.

Samples collected during 2007 will undergo further testing to determine metallurgical recovery parameters which may be used in further studies being considered by Almaden.

ON BEHALF OF THE BOARD OF DIRECTORS

     “Morgan Poliquin”

_______________________

Morgan J. Poliquin, President

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.